As filed with the Securities and Exchange Commission on September 2, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Deutsche Telekom AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Telekom, Inc.
600 Lexington Avenue, 17th Floor
New York, NY 10022 USA
Attention: Klaus-Peter Statz, President & CEO
(212) 424-2900

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☑ immediately upon filing.
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Deutsche Telekom AG	200,000,000	$0.05	$10,000,000	$393
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of American Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center
2.	Title of Receipts and identity of deposited securities
	Terms of Deposit:		Face of Receipt, Top center
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (12) and (13)
	(iii)	The collection and distribution of dividends	Paragraph (11)
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraph (10) and (13)
	(v)	The sale or exercise of rights	Paragraph (11)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)
	(vii)	Amendment, extension or termin-ation of the deposit arrangements	Paragraphs (16) and (17) (no provision for extensions)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (10)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (4), (6), (7), (8) and (14)
	(x)	Limitation upon the liability of the depositary	Paragraphs (11) and (15)
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION	Paragraph (10)

(b) As set forth in Paragraph (10) of the Form of Receipt constituting the prospectus included herein, Deutsche Telekom AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain information with the Securities and Exchange Commission (the "Commission"). These reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Amended and Restated Deposit Agreement, dated as of December 1, 2005, by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. - Previously filed as exhibit (a) to Registration Statement No. 333-130066 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. -Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2008.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Ordinary Share, each of Deutsche Telekom AG

By:	/s/James Kelly
Name: James Kelly
Title: Vice President

By:	/s/Christopher Konopelko
Name: Christopher Konopelko
Title: Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Telekom AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bonn, Germany, on August 20, 2008.

DEUTSCHE TELEKOM AG

By:	/s/Dr. Karl-Gerhard Eick
Name: Dr. Karl-Gerhard Eick
Title: Chief Financial Officer and Deputy
Chairman of the Management Board

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on August 20, 2008.
Name	Title

/s/René Obermann	Chief Executive Officer and Chairman
René Obermann	of the Management Board

/s/Dr. Karl-Gerhard Eick	Chief Financial Officer and
Dr. Karl-Gerhard Eick	Deputy Chairman of the Management Board

/s/Thomas Sattelberger	Member of the Management Board
Thomas Sattelberger	Chief Human Resources Officer

/s/Timotheus Höttges	Member of the Management Board
Timotheus Höttges	responsible for T-Home, Sales and
Service

/s/Hamid Akhavan	Member of the Management Board
Hamid Akhavan	responsible for T-Mobile, Product Development, Technology and IT Strategy

/s/Reinhard Clemens	Member of the Management Board
Reinhard Clemens	responsible for Business Customers

SIGNATURE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed the registration statement or amendment, solely in the capacity of the duly authorized representative of Deutsche Telekom AG in the United States, in the City of New York, State of New York, U.S.A., on July 21st, 2008.
DEUTSCHE TELEKOM, INC.

By:	/s/Klaus-Peter Statz
Name: Klaus-Peter Statz
Title: President and CEO

INDEX TO EXHIBITS
Exhibit Number
(a)(2) Form of ADR (d) Opinion of counsel to the Depositary (e) Rule 466 certification